Exhibit 99.2

Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India.
CIN: L85195TG1984PLC004507

Tel :+91 40 4900 2900
Fax :+91 40 4900 2999
Email :mail@drreddys.com
www.drreddys.com

June 3, 2019

Corporate Relationship Department		National Stock Exchange of India Ltd.
BSE Limited		“Exchange Plaza”
Dalal Street, Fort		Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001		Mumbai – 400 051
Fax Nos.:	022-22723121 / 22723719 /	Fax Nos.:	022-26598120/ 26598237/
	22722037 / 22722039		26598238

Scrip Code: 500124		Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Press Release

Please find enclosed a Press Release on “Dr. Reddy's Laboratories announces the re-launch of Zenatane® (Isotretinoin Capsules, USP), 10 mg, 20 mg, 30 mg and 40 mg in the U.S. Market”

This is for your information.

With regards,

Vikas Sabharwal

Assistant Company Secretary

Encl: As above

CC:- New York Stock Exchange Inc.(Stock Code :RDY)

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	AMIT AGARWAL amita@drreddys.com (Ph: +91-40-49002135)	MITALI SARKAR mitali.sarkar@drreddys.com (Ph: +91-40- 49002121)

Dr. Reddy's Laboratories announces the re-launch of Zenatane® (Isotretinoin Capsules, USP), 10 mg, 20 mg, 30 mg and 40 mg in the U.S. Market

Hyderabad, India, June 3, 2019	For Immediate Release

Hyderabad, India and Princeton, NJ, USA. June 3, 2019 — Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, along with its subsidiaries together referred to as “Dr. Reddy’s”) today announced the re-launch of Zenatane® (Isotretinoin Capsules, USP), 10 mg, 20 mg, 30 mg and 40 mg a therapeutic equivalent generic version of Accutane®, approved by the U.S. Food and Drug Administration (USFDA). The product is being launched with an approved Risk Evaluation and Mitigation Strategy (REMS) Program.

“We’re pleased to bring this important product back to market for the customers and patients who will benefit from access to this medicine and who have had witnessed limited supply and options in the market place,” explains Marc Kikuchi, Chief Executive Officer, North America Generics. “Furthermore, this is important for our company as we have commercialized the first Softgel dosage product from Dr. Reddy’s own manufacturing plant to ensure consistent and robust supply for this product in the U.S. market.”

The Zenatane (Isotretinoin Capsules, USP), 10 mg, 20 mg, 30 mg and 40 mg brand and generic had U.S. sales of approximately $525 million MAT for the most recent twelve months ending in March 2019 according to IQVIA Health*.

Dr. Reddy’s Zenatane (Isotretinoin Capsules, USP) are available in 3x10 (30-count) blister packages of 10 mg, 20 mg 30 mg, and 40 mg Capsules, USP.

CONTRAINDICATIONS AND WARNINGS

Zenatane must not be used by patients who are or may become pregnant. There is an extremely high risk that severe birth defects will result if pregnancy occurs while taking Zenatane in any amount, even for short periods of time. Potentially any fetus exposed during pregnancy can be affected. There are no accurate means of determining whether an exposed fetus has been affected.

Birth defects which have been documented following Zenatane exposure include abnormalities of the face, eyes, ears, skull, central nervous system, cardiovascular system, and thymus and parathyroid glands. Cases of IQ scores less than 85 with or without other abnormalities have been reported. There is an increased risk of spontaneous abortion, and premature births have been reported.

Documented external abnormalities include: skull abnormality; ear abnormalities (including anotia, micropinna, small or absent external auditory canals); eye abnormalities (including microphthalmia); facial dysmorphia; cleft palate. Documented internal abnormalities include: CNS abnormalities (including cerebral abnormalities, cerebellar malformation, hydrocephalus, microcephaly, cranial nerve deficit); cardiovascular abnormalities; thymus gland abnormality; parathyroid hormone deficiency. In some cases death has occurred with certain of the abnormalities previously noted.

If pregnancy does occur during treatment of a female patient who is taking Zenatane, Zenatane must be discontinued immediately and she should be referred to an Obstetrician- Gynecologist experienced in reproductive toxicity for further evaluation and counseling.

Special Prescribing Requirements

Because of Zenatane’s teratogenicity and to minimize fetal exposure, Zenatane is approved for marketing only under a special restricted distribution program approved by the Food and Drug Administration. This program is called iPLEDGE™. Zenatane must only be prescribed by prescribers who are registered and activated with the iPLEDGE program. Zenatane must only be dispensed by a pharmacy registered and activated with iPLEDGE, and must only be dispensed to patients who are registered and meet all the requirements of iPLEDGE.

Accutane® is a trademark of Hoffman LaRoche

*IQVIA Retail and Non-Retail MAT March 2019

RDY-0519-247

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization , including related integration issues.

The company assumes no obligation to update any information contained herein.